Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Responds to Bullion Monarch

Vancouver, British Columbia, September 30, 2010 (TSX Venture: EMX) – In response to the press release issued today by Bullion Monarch Mining Inc. (“Bullion”), Eurasian Minerals Inc. (the "Company" or "Eurasian”) would like to confirm that it delivered a non-binding indicative proposal (the “Indicative Proposal”) to the management of Bullion on August 4, 2010. The Indicative Proposal was delivered following initial discussions with management of Bullion.

The Indicative Proposal contained customary conditions, including that the offer made therein was subject to: (i) Eurasian’s due diligence review of Bullion; (ii) the terms of the offer being kept confidential by Bullion; and (iii) receipt of support of the full board of directors of Bullion.

The Indicative Proposal was not accepted by Bullion and expired in accordance with its terms on August 10, 2010. No due diligence review of Bullion was undertaken. Eurasian confirms that it is not currently in discussions with Bullion, and there is no outstanding offer by Eurasian for the shares of Bullion.

This press release does not constitute the solicitation of an offer to buy the securities of Bullion Monarch Mining Inc.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com